Mail Stop 4561

September 5, 2007

Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.
Unit 3409 Shun Tak Center, West Tower
168-200 Connaught Road Central
Hong Kong

> **Re:** **China Entertainment Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **Filed April 23, 2007**
> **File No. 000-29019**

Dear Ms. Wong:

We have reviewed your response letter dated August 31, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.   We reviewed your response to our prior comment one. Please tell us the specific accounting literature you relied upon for your conclusion, or amend your filing to record the provision as a negative capital contribution or a capital distribution.

Consolidated Statement of Changes in Stockholders' Deficiency, page F-4

2.   We reviewed your response to our prior comment two. Your response did not address our comment, thus the comment will be reissued. We note you increased additional paid-in capital by $596 thousand when you retired the equity of the private company. Please tell us how you determined it was necessary to increase additional paid-in capital, and reference the accounting literature you considered.

*   *   *   *

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief